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                              November 3, 2021

       Jack Kong
       Chairman
       Nano Labs Ltd
       30th Floor Dikaiyinzuo
       No. 29, East Jiefang Road
       Hangzhou, Zhejiang
       People's Republic of China

                                                        Re: Nano Labs Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted October
20, 2021
                                                            File No. 377-05474

       Dear Mr. Kong:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Confidential Draft Registration Statement on Form F-1 submitted October 20, 2021

       Prospectus Summary, page 1

   1. Please expand the disclosure in response to prior comment 8 so that it is clear that both trading in the
securities may be prohibited and an exchange may determine to delist the securities. State
clearly in this section of your document whether the PCAOB has been or is currently unable to
inspect your auditor. In addition, the disclosure should address that in June 2021, the
Senate passed the Accelerating Holding Foreign Companies
                                                        Accountable Act, which,
if signed into law, would reduce the time period for the delisting of foreign companies
under the HFCAA to two consecutive years, instead of three years.
 Jack Kong
FirstName
Nano Labs LastNameJack   Kong
          Ltd
Comapany 3,
November  NameNano
             2021    Labs Ltd
November
Page 2    3, 2021 Page 2
FirstName LastName
Potential CAC and CSRC Approval . . .,, page 5

2. We note your revisions in response to prior comment 5. Please revise to clarify the effect of the need for approvals on your operations and the ability to conduct the offering outside
         China. Also revise to discuss the consequences if permission is deemed necessary and it is rescinded.
Holding Company Structure, page 6

3. Please expand your revisions in response to prior comment 6 to clarify your intent to transfer proceeds from offerings, including this offering. Please also expand your disclosure on the prospectus cover page to provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date.
Uncertainties in the interpretation . . ., , page 47

4. We note the disclosure added to this risk factor in response to prior comment 10. Please revise to present that disclosure in a separate, appropriately captioned risk factor.
ADS holders may not be entitled to a jury trial . . .,, page 62

5. We note the revisions in response to prior comments 11 and 12 and the response that you will further revise once the depositary is engaged. Please ensure that these further revisions are consistent in future amendments. Currently, your disclosures on pages 62-64 and 177 are inconsistent regarding when the jury trial waiver, forum and arbitration provision apply. As one example only, this risk factor indicates the depositary may elect arbitration, regardless of whether a plaintiff would prefer otherwise. However, the carryover risk factor on page 63 indicates that regardless of the depositary's right to pursue arbitration, plaintiffs may nonetheless pursue claims in court. Please also tell us why you deleted the last sentence of the first paragraph of this risk factor. If these provisions will not apply to any claims, regardless of when they arose, please state so clearly and directly.
Use of Proceeds, page 69

6.       Please address the last sentence of prior comment 13.
Business , page 107

7. Please relocate the letter from your CEO that begins on page 15 to a more appropriate location, such as here.
Transactions with Certain Related Parties, page 138

8. We note you updated the disclosure to June 30, 2021 in response to prior comment 15.
         Please revise to update to as of the date of the document, as required by Item 7.B. to Form
         20-F. Also, we note the reference to transactions since 2019; please note that Item 7.B
 Jack Kong
Nano Labs Ltd
November 3, 2021
Page 3
      requires transactions for the three, not two, preceding financial years. Revise accordingly throughout this section.
       You may contact Effie Simpson at 202-551-3346 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact
Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameJack Kong
                                                           Division of
Corporation Finance
Comapany NameNano Labs Ltd
                                                           Office of
Manufacturing
November 3, 2021 Page 3
cc:       Dan Ouyang
FirstName LastName